U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for June 9, 2014
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
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82-_______________.
Enclosures:
Sasol Chief Financial Officer Update

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:                           JSE : SOLBE1
Sasol BEE Ordinary ISIN code:                            ZAE000151817
(“Sasol”)
9 June 2014
SASOL CHIEF FINANCIAL OFFICER UPDATE
Dear stakeholder,
Sasol delivered a strong operational performance over the first nine months of the 2014 financial year, notwithstanding a still mixed macroeconomic environment. In the last quarter, oil prices remained flat, compared to both the first six months of the
current financial year, as well as the comparable period in the previous year, while Henry Hub natural gas prices have increased slightly. The exchange rate depreciated by 20% compared to the comparable period in the previous financial year. Chemical markets continue to improve, with most chemical commodity prices
increasing.
We continue to advance our various growth projects, which will enable us to produce increased volumes over the near to medium term. Cash flow generation remains strong, maintaining our
ungeared position and providing us with a solid platform from which to fund various growth opportunities.
Delivering on our business performance enhancement programme continues to be a key focus area for Sasol. We are on track to implement our new operating model, including the associated
management structures and internal changes, on 1 July 2014. This will enable a simplified, cost-effective, efficient and
competitive Sasol, which will create significant long-term
shareholder value. While we are implementing these changes, we remain committed to ensuring safe, efficient and stable operations and full compliance.
As indicated previously, our new operating model will result in changes to our statutory reporting from the 2015 financial year.
In turn, we are also streamlining our internal reporting processes to become more effective and efficient, and we are thus reviewing the content and frequency of the information we disclose to the market, such as this CFO update. We will communicate more on this later this year.
Best regards,

Paul Victor
Acting Chief Financial Officer
Sasol Limited
1. Macroeconomic environment
March 2014
YTD
March 2013
YTD
%
Macroeconomic indicators
Average rand/US$
10,34
8,64 20%
Brent crude oil (US$/bbl) 109,30
110,71
(1%)
Henry Hub gas price
(US$/mmbtu)
4,24
3,25
30%
Product prices
SA fuel price (US$/bbl)
123
129
(5%)
Ethylene (US$/ton)
1 639
1 611 2%
Propylene (US$/ton)
1 499
1 414
6%
Polymers basket (US$/ton) 1 371
1 247 10%
Solvents basket (US$/ton) 1 202
1 240
(3%)
Prices reflect international commodities or baskets of commodities and are not necessarily Sasol specific. Sources: RSA Department of
Energy, ICIS-LOR, Reuters, Platts, International Energy Agency.
Global economic growth continued at a moderate pace in the third quarter of our current financial year, although the performance of major economies was mixed. US economic growth contracted sharply, mainly due to adverse weather conditions, while Chinese economic growth eased. In Europe, business and consumer confidence showed further improvement. South Africa’s economic environment remained challenging due to strikes in the platinum sector, electricity supply constraints, low levels of business and consumer
confidence, and strained household finances, with GDP contracting in the quarter. Domestic inflationary pressures accelerated, with headline consumer price inflation rising to 5,9% in the first quarter of the 2014 calendar year from 5,4% in the preceding quarter, while producer price inflation rose to 7,6% from 6,2%
over the same period.
2. Operational update
March 2014
YTD
March 2013
YTD
%
Total production
Sasol Mining (mton)
29,9
29,5 1%
Sasol Gas (mGJ)
130
119
9%
Sasol Synfuels (mton)
5,6
5,5
2%
Sasol Oil (m
3
)
6 271
5 706 10%
ORYX GTL* (mbbl)
4,1
3,3 24%
Canada shale gas asset*
2,9
3,0 (3%)

(mboe)
Sasol Petroleum
International group
(excluding Canada) (mboe)*
14,8
13,1 13%
Sasol O&S (kton)
1 742
1 466 19%
* Sasol’s share of production
Sasol Mining’s year-to-date production volumes increased by 1%
compared to the prior year comparable period. This was achieved through increased production at the Twistdraai complex. The
overall higher production and sales volumes to the export market were also boosted by higher export rand prices. Mining costs continue to remain under pressure due to higher labour and
maintenance costs.
Sasol Synfuels delivered better than expected production volumes for the period of 5 654 kilotons (kton). This represents an
increase of 2% on the prior period, despite the east factory total and phase shutdown in September 2013. Normalised Sasol Synfuels volumes increased by 4% on a comparable basis. Cash unit costs increased by 7,3% compared to the previous comparable period, which is 0,6% above the producer price index (PPI). This is mainly due to higher coal and gas prices which are mostly internal to the group.
Sasol Oil’s year-to-date production volumes were 10% higher than the prior year comparable period. This is mainly due to an
increase in production volumes at the Natref refinery, given the postponement of the planned shutdown at Natref to the last quarter of the 2014 financial year.
Our
ORYX GTL joint venture in Qatar produced 4,1 million barrels
(mbbl) (Sasol’s 49% share) over the nine month period. The
increased production compared to the prior period was largely due to plant improvements made during the shutdown in the first
quarter of the 2013 calendar year. The average utilisation rate for the nine month period was 93,5%.
In Nigeria, commissioning of the
Escravos GTL project is
progressing, with beneficial operation of the first train expected to be achieved during the first half of the 2014 calendar year.
The performance of our
Sasol Olefins & Surfactants’ (Sasol O&S)
business for the period continues to be supported by favourable feedstock prices in our US operations. Our European-based
businesses achieved improved results, despite increased pressure on profits due to weak demand and high feedstock prices. Total production and sales volumes, inclusive of the co-monomers product portfolio, were 19% and 17% higher, respectively, compared to the prior year comparable period. Overall gross margin for the period exceeded the prior year comparable period. In February 2014, we successfully completed commissioning of the tetramerisation

project in Lake Charles, Louisiana, and expect the plant to be fully operational in the second half of the 2014 calendar year.
Our
Sasol Polymers business is experiencing improved gross margins due to increased selling prices on the back of higher dollar-based prices and a weaker exchange rate, as well as the benefits of improved plant efficiencies. Production volumes were 7% higher than the prior comparable period, due to improved efficiencies and contributions from the new Ethylene Purification Unit 5 (EPU5)
plant. Sales volumes were 6% higher than the prior year comparable period and are expected to be 10% higher for the full 2014
financial year. EPU5 contributed to the C
2
value chain during the
year by reducing ethane flaring, and we are looking forward to realising the full benefits of this project in the 2015 financial year. The C
3
stabilisation project is being commissioned, and
beneficial operation is anticipated early in the second half of the 2014 calendar year. The project is expected to be completed within budget.
Sasol Solvents’ business, exclusive of the co-monomers portfolio, delivered a strong performance for the nine months compared to the corresponding period in the prior year. This was attributable to higher US dollar prices, improved sales volumes and a weaker rand/dollar exchange rate, all benefiting the South African
product portfolio. The disposal of non-core Solvents Germany assets to INEOS has been finalised, and is effective from 31 May.
As previously communicated, it is highly probable that a capital loss on disposal will be realised by year-end.
In our
other chemical businesses, sales volumes at Sasol Wax were
0,5% higher than the prior year comparable period. In addition, the production of hard waxes has improved, providing a platform from which to expand the business as the global economy recovers.
In contrast, challenging market conditions continued to negatively impact Sasol Nitro’s performance for the period. Sales and
production volumes in the explosives business were lower than the prior period, mainly due to industrial action in the platinum mining sector.
At
Sasol Petroleum International (SPI), production volumes from our combined assets in Mozambique, Gabon and Canada grew by 10%
compared to the prior period.
The feasibility phase of the Production Sharing Agreement (PSA)
development project in Mozambique is nearing completion. The full field development plan for the PSA is on track to be submitted to the Mozambican authorities by the February 2015 deadline.
In Gabon, maturation and development of additional proven oil reserves, to maintain and potentially boost production,
progressed. This was enabled by the development of the Etame expansion project and the South East Etame and North Tchibala projects. Both developments remain on track for beneficial
operation in the 2015 calendar year.

Our Canadian shale gas assets remain under pressure, given
continued low natural gas prices. Accordingly, we are prioritising the de-risking of the asset by drilling a number of key appraisal wells. During 2014 we have seen a sustained reduction in drilling and completion costs. Notwithstanding, well productivity and overall production levels remain challenged, due to relatively low drilling activity levels.
One of the primary pillars of Sasol’s overarching corporate
strategy is to grow its upstream business, with short- and long-
term focus areas. Australia, being a focus area for the long term, presented us with an opportunity to farm-in to an early-stage exploration position in the Beetaloo basin, which is highly
prospective for shale gas and associated liquids. Accordingly, SPI and Origin Energy Resources Ltd. (Origin) signed a conditional farm-in agreement with Falcon Oil & Gas Australia Limited to each acquire a 35% interest in three onshore exploration permits in
Australia’s Northern Territory. The three permits, located about
500 kilometres south-east of Darwin, cover an area of more than
18 500 km
2
within the Beetaloo Basin. Origin will assume
operatorship of the three permits.
We completed an early stage coal-bed methane (CBM) exploration programme in Botswana in March 2013. Following a comprehensive technical evaluation, we decided to withdraw from the CBM
prospecting licenses. We will, however, continue to monitor the
Southern African CBM landscape, as well as that for both
conventional and unconventional gas reserves. In parallel, we are evaluating the potential for further gas monetisation
opportunities in the region, such as gas-to-liquids (GTL) and power generation.
Through
Sasol New Energy, we continued to advance the development
of the US$246 million 140 megawatt gas-fired power plant at
Ressano Garcia, Mozambique, in partnership with the country’s state-owned power utility, Electricidade de Moçambique. Beneficial operation remains on track for early in the second half of the
2014 calendar year.
3. Projects update
South Africa
Mine replacement projects
The development of the Impumelelo and Shondoni collieries, which are part of Sasol Mining’s R14 billion mine replacement programme, remain on track. It is anticipated that the projects will be completed within budget and on schedule, reaching beneficial operation in the first half and second half of the 2015 calendar year, respectively. An external funding facility of R2,5 billion for these projects has been secured, and the first drawdowns have taken place.

FT wax expansion project
Construction on the FT wax expansion facility in Sasolburg, South
Africa, continues to progress. The commissioning of the new slurry bed reactor, which is critically important for the capacity
expansion, is expected during the fourth quarter of the 2014 calendar year. Commissioning of Phase 2 of the project is on track to take place during the second half of the 2016 calendar year.
The total project cost for both phases remains unchanged at
R13,6 billion.
Sasol Synfuels growth programme
The Sasol Synfuels growth programme is nearing completion. The beneficial operation of the entire programme is still expected to be reached at the end of the 2014 calendar year. Following the successful commissioning of the gas-heated heat exchange reformers
(GHHER) East plant last year, GHHER West is being installed and beneficial operation is expected towards the end of the third quarter of the 2014 calendar year. The final cold separation modifications will be completed during the scheduled Synfuels phase shutdown in September.
Synfuels environmental initiatives
The replacement of tar tanks and separators, the volatile organic compound (VOC) abatement project, and the coal tar filtration
(CTF) east projects remain under schedule and cost pressure.
Beneficial operation for the replacement of tar tanks and
separators and the VOC abatement project is expected in the second half of the 2015 calendar year, and the middle of the 2016
calendar year, respectively. The CTF east project is expected to reach beneficial operation in the first half of the 2017 calendar year. The total approved cost of these three projects is estimated at R7,5 billion.
Clean Fuels 2 update
The South African Petroleum Industry Association confirmed that the South African government has communicated a postponement to the 1 July 2017 introduction date of new cleaner fuels standards.
A new target date is awaited. Furthermore, market trends are indicating upward pressure on octane demand. Delays in the clean fuels project schedule and a potential project scope change to allow an increased octane capacity will result in higher capital requirements. Studies are in progress to quantify the impact and to determine an appropriate way forward.
Mozambique
Mozambique to Secunda pipeline capacity expansion
The construction of a R2 billion loopline on the Mozambique to
Secunda gas pipeline is progressing well. Beneficial operation is expected during the second half of the 2014 calendar year and the project is expected to be completed within budget.

United States
US ethane cracker and derivatives complex
We continue to make progress on the front-end engineering and design (FEED) work and are currently finalising the capital cost estimate and associated contracting strategy for our world-scale
1,5 million tons per annum ethane cracker and derivatives complex in Westlake, Louisiana. This investment will establish our Lake
Charles Chemical Complex as an integrated multi-asset site that will also facilitate and enable future growth in the region. We have secured sufficient ethane transportation capacity on various pipeline systems as well as term-based ethane supply agreements.
The air and water permits for the ethane cracker and derivatives complex and the US gas-to-liquids (GTL) and chemical value adds facility have been issued. Provided the wetlands permit is
received in a timely manner, all commercial and engineering
construction contracts are substantially completed and sufficient funding has been raised, we anticipate taking the final investment decision for the ethane cracker and derivatives complex later this year.
High-density polyethylene 50/50 joint venture with INEOS
Sasol and INEOS have taken the final investment decision on a world-scale 470 kilotons per annum bimodal high density
polyethylene (HDPE) plant to be located at INEOS’ existing
Battleground Manufacturing Complex in La Porte, Texas. The plant will be debt financed and the investment decision is therefore conditional on achieving financial close. The plant, which will use INEOS’ Innovene
™
S process, is expected to reach beneficial
operation towards the end of calendar year 2016. The ethylene required for the production of the HDPE will be supplied by INEOS and Sasol in proportion to their respective shareholding. Sasol will initially source the ethylene from its existing Lake Charles operations and, to the extent necessary, from the merchant market.
Once the new ethane cracker is operational, the ethylene from the existing Lake Charles operations will be supplemented by ethylene from the new ethane cracker. INEOS is a leading producer of
ethylene from its olefins units at Chocolate Bayou. All relevant permits have been obtained.
US GTL complex
Working alongside Technip, we are progressing with the FEED phase of our planned GTL and chemicals value add facility. This
facility, which is to be located adjacent to the ethane cracker and downstream derivatives complex in Westlake, Louisiana, will produce at least a nominal 96 000 barrels per day of product, with the potential to produce up to 10% more. Sasol has selected Air
Products and Chemicals Inc., a leading industrial gas company, to build, own and operate a world-scale air separation plant for the long-term supply of oxygen, nitrogen, and compressed air to the US
GTL facility, subject to the final investment decision being taken on the project. The final investment decision on the GTL facility is expected to follow within 24 months of that of the US ethane cracker and derivatives complex, taking into consideration
progress made with the execution of the ethane cracker and
derivatives complex, prevailing market conditions as well as the impact on Sasol’s gearing and dividend.
Uzbekistan
Uzbekistan GTL
We are in an extended FEED phase of our Uzbekistan GTL project.
The majority of the technical FEED activities have been completed.
The final investment decision for this project is, amongst others, dependent on securing appropriate project funding, and confirming a suitable partner to take up 19% of our current stake in the venture. We anticipate a final decision during the second half of the 2014 calendar year.
4. Business performance enhancement programme update
We remain on track to implement our new operating model for Sasol on 1 July 2014. Thereafter, Sasol will be organised into two upstream business units, three regional operating hubs, and four customer-facing strategic business units, supported by fit-for-
purpose functions. The reorganisation of our executive, senior and middle management structures to support the new operating platform is underway. The top three management layers, which include the group executive committee, are already finalised, and the process to confirm the appointments of the organisation’s fourth decision-
making layer is on track for completion during June. In parallel, we are finalising a streamlined and robust internal governance and decision-making framework, which will also be effective from 1
July 2014.
Our estimates for the savings already achieved in the course of the current financial year are R205 million. Since many of these savings were realised during the second half of the financial year, the savings are equivalent to R560 million for a full year.
The implementation costs for the business performance enhancement programme for the current financial year are expected to be around
R1,1 billion.
We remain confident that this programme will generate sustainable savings of at least R3 billion (in real terms) annually, with the full benefit being evident from the 2016 financial year. Based on our ongoing analysis, we are encouraged that we will be in a position to communicate upside potential to this savings target in due course.
5. Other updates
Credit rating
Based on our interactions with Standard and Poor’s (S&P), and after having performed a sovereign stress test, S&P revised its outlook on Sasol from negative to stable on 15 May 2014. Our foreign currency credit rating by S&P is BBB/Stable/A-2
(previously BBB/Negative/A-2).
Moody’s Investors Service (Moody’s) published their latest credit opinion on 31 March 2014. Our foreign currency credit rating is
Baa1/stable/P-2 and our national scale issuer rating is Aa3.za/P-
1.za.
The credit ratings reflect increased confidence in our local and international activities, diversified along the integrated value chain, as well as our continued strong financial risk profile and prudent financial policies.
Competition matters
At the end of 2007, the South African Competition Commission
(“Commission”) initiated an investigation into the country’s polymers industry. The investigation included allegations of excessive pricing in the South African monomer and polymer
industries. The Commission’s complaint was referred to the
Competition Tribunal (“Tribunal”) in 2010, contending that Sasol
Chemical Industries Limited, (currently Sasol Chemical Industries
(Pty) Limited), through its Sasol Polymers division (“SCI”), had, between January 2004 and December 2007, charged excessive prices for propylene and polypropylene supplied in South Africa. The matter was ultimately heard by the Tribunal in 2013.
On 5 June 2014, the Tribunal released its decision in respect of
SCI’s pricing of propylene and polypropylene. In its decision, the Tribunal found against SCI in relation to its pricing of both products for the period in question. In respect of purified
propylene, the Tribunal imposed an administrative penalty of
R205,2 million. In respect of polypropylene, the Tribunal imposed a penalty of R328,8 million. In addition, the Tribunal ordered a revised future pricing of propylene and polypropylene.
Sasol is currently reviewing the Tribunal’s decision and
considering the options available to it, including engaging with the relevant stakeholders on the way forward.
As previously reported, the Commission has, since 2008, been conducting an investigation into the South African petroleum industry. We continue to cooperate with the Commission in this investigation.
Inzalo refinancing
The partial refinancing of the Sasol Inzalo preference share debt is being agreed with the funders and will be implemented once finalised and all conditions precedent have been met. This will result in lower interest rates on a portion of the debt and thus lower debt payments, thereby creating additional value for the
Sasol Inzalo BEE scheme and its shareholders.

6. Financial update
We expect global economic growth to continue at a moderate pace for the remainder of 2014, with South African growth prospects remaining muted. Macroeconomic conditions remain volatile,
impacting on our assumptions of stable crude oil prices in the near term, slightly improved natural gas prices, a moderate
recovery in product prices and a weaker rand/US dollar exchange rate. The rand/US dollar exchange rate remains one of the biggest external factors impacting our profitability. We continue to focus on factors within our control - volume growth, margin improvement and cost reductions.
We expect an overall strong production performance for the 2014 financial year and remain on track to deliver on our expectations for further enhanced operational stability. Our production
guidance is as follows:
-
-
-
Sasol Synfuels’ volume guidance, based on current
performance, is anticipated to be at the top end of the
previously guided range of 7,3 to 7,5 million tons for the
full year;
The full year average utilisation rate at ORYX GTL in Qatar
is expected to be more than 94% of nameplate capacity; and
Our shale gas venture in Canada will maintain stable
production compared to the prior year. At present, we are
optimising drilling activities, as ramp-up remains dependent on sustained natural gas price increases.
We continue to make good progress on our business performance enhancement programme to ensure that Sasol remains competitive over the long term. As costs are incurred to improve plant
stability, and the weaker rand continues to exert pressure on our
South African businesses, we expect that our normalised fixed costs will increase slightly above indicative South African PPI inflation. Cost reduction is a specific target within our short-
term incentive scheme and, accordingly, we remain focused on controllable cost elements.
Earnings guidance will be provided once we have a reasonable degree of certainty on the full year results for the 2014
financial year, taking into account any adjustments arising from our financial year-end reporting closure process, as well as remeasurement effects, including that relating to the disposal of our Solvents Germany business.
The forecast financial information appearing in this update is the responsibility of the directors and has not been reviewed or reported on by Sasol’s external auditors. We aim to publish
Sasol’s full-year results for the 2014 financial year on 8
September 2014.
9 June 2014, Johannesburg

7. Contact details
investor.relations@sasol.com
+27 11 441 3113
Sponsor: Deutsche Securities (SA) Proprietary Limited
Forward-looking statements:
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”,
“anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”,
“endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 9 October 2013 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 9, 2014
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary